Exhibit 99.1

ibex Names Daniel Bellehsen Executive Vice President of
Investor Relations and Corporate Development

Washington, DC, August 11, 2021 – ibex (NASDAQ: IBEX), a global leader in business process outsourcing (BPO) and end-to-end customer engagement technology solutions, today announced it has appointed Daniel Bellehsen as the company’s new executive vice president of investor relations and corporate development. He will report to ibex CEO Bob Dechant.

Bellehsen comes to Ibex with more than 13 years of finance and investing experience. As a portfolio manager at Columbia Threadneedle, Dan shared responsibility for the firm’s ibex investment, as one of its largest shareholders. He has been actively investing in high quality businesses over the past decade with a long-term orientation.

“I’ve had the opportunity to establish a close working relationship with Dan over the past 14 months and have quickly come to respect his return-oriented mindset and experience as a public company investor,” said Bob Dechant, CEO, ibex.  “Dan provides distinct advantages in identifying high return initiatives both internally and externally to our executive leadership team and board. With a large and growing cash balance, there’s a tremendous amount of optionality here for Dan to help us grow our per share value over time. ”

“Given the enormous amount of growth ibex is experiencing after just one year as a publicly traded company, the time is right to tap Dan and his expertise to help grow the relationships with investors, while helping execute on the company’s long-term vision and business strategy,” Dechant added.

"Since being introduced to ibex well over a year ago, I’ve been thoroughly impressed with the company’s strong foundation, powerful growth engine and differentiated customer value propositions; together these factors provide a long runway for sustained growth and increases in per share value,” said Bellehsen.  “The culture here has blown me away and the team continues to execute at an increasing level.  All this said, there is an incredible opportunity ahead for this business, and I am eager to help unlock the company’s value in the public markets.”

“I look forward to working closely with Bob and the executive leadership team to further ibex’s growth ambitions, thoughtfully allocate capital, and build relationships with our shareholders,” he added.

About Daniel Bellehsen
Daniel Bellehsen recently served as a Portfolio Manager for Columbia Threadneedle Investments, one of the world’s largest asset managers, where his investment strategies ranked close to the top of his peer group. Previously, Mr. Bellehsen was an equity research associate for TCW and PIMCO. Prior to that, he was an associate analyst with Wells Fargo Securities, focusing on equity research within the media sector. Mr. Bellehsen received a B.B.A in business, economics, and public policy from the George Washington University. He is a member of the CFA Society of Los Angeles, New York Society of Security Analysts, and holds the Chartered Financial Analyst® designation.
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About ibex
ibex delivers innovative business process outsourcing (BPO), smart digital marketing, online acquisition technology, and end-to-end customer engagement solutions to help companies acquire, engage, and retain valuable customers. Today, ibex operates a global contact center of scale consisting of 31 operations facilities around the world, while deploying next-generation technology to drive superior customer experiences for many of the world’s leading companies across retail, e-commerce, healthcare, fintech, utilities and logistics.

ibex leverages its diverse global team of over 24,000 employees together with industry-leading technology, including its Wave X technology platform, to manage over 100 million critical customer interactions and driving a truly differentiated customer experience. To learn more, visit our website at ibex.co and connect with us on LinkedIn, Facebook and Twitter.

Media and Investor Contact:
Brad Jones
ibex
720-643-8731
brad.jones@ibex.co